ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held March 18-20, 2013, the Board of Trustees for the Registrant ratified the change in the diversification status from non-diversified to diversified for the JHF II Emerging Markets Debt Fund.

The Board approved the benchmark index change for the JHFII International Growth Stock Fund as outlined below:

Fund	Previous Benchmark Index	Approved Benchmark Index
JHF II International Growth Stock Fund	MSCI EAFE Growth Index	MSCI All Country World ex U.S. Growth Index

The Board approved the changes to the investment policy of the JHF II International Growth Stock Fund, which gives the Fund greater flexibility to invest in emerging markets.

The Board approved the fiscal year end change of the JHF II International Growth Equity Fund from September 30th to July 31st.

The Board approved the Non-Diversified Investment Policy and Shareholder Meeting for the JHF II Asia Total Return Bond Fund.  Subsequently, at the Special Meeting of the Shareholders on May 24, 2013, the Fund’s diversification investment policy, as defined in the Investment Company Act of 1940 (the “1940 Act”) was changed from “diversified” to “non-diversified”.

The Board approved the investment objective changes for the JHF II Retirement Choices & Retirement Living Portfolios.

Under the new investment objective, the Retirement Living Portfolios will seek high total return through the fund’s target retirement date, with a greater focus on income beyond the target date. Total return, commonly understood as the combination of income and capital appreciation, includes interest, capital gains, dividends and distributions realized over a given period of time.

Under the new investment objective, the Retirement Choices Portfolios will seek high total return until the fund's target retirement date, with a greater focus on income as the target date approaches.  Total return, commonly understood as the combination of income and capital appreciation, includes interest, capital gains, dividends and distributions realized over a given period of time.

The Board approved the changes to the following PIMCO subadvised Funds:

JHF II Global Bond Fund;

JHF II Real Return Bond Fund; and

JHF II Total Return Fund.

The new investment policy permits each fund to invest in bank capital and trust preferred securities.

The new investment policy permits each fund to invest in mortgage-related securities in any rating class. (Currently, a fund may not invest in a mortgage-related security if the security is rated lower than B by a rating agency.  (This change does not apply to the JHF II Real Return Bond Fund.)

The new investment policy permits each fund to invest in variable amount master demand notes in any rating class (Currently, a fund may not invest in such a note that is rated below AA.)

The new investment policy permits each fund to remove the current limitation on the making of short sales which provides that not more than 25% of a fund’s net assets can be used as collateral for the short sale (Short sales “against-the-box” are not currently subject to this restriction.)